Exhibit 99.1

News release…

Date: 13 January 2003
Ref: PR335g

Rio Tinto and Robe River progress on Pilbara cooperation

Rio Tinto has reached agreement in principle with the Robe River Joint Venture Participants to allow for closer cooperation between the iron ore operations of Hamersley Iron and Robe in the Pilbara region of Western Australia.

Under the agreement, the existing separate structures of Hamersley and Robe will continue. Each business will continue to have its own decision making processes and will make its own independent decisions. In particular:

•	there will be no change to the ownership of Robe or Hamersley Iron or to the ownership of their respective assets;

•	Robe River Mining Company will continue to employ its own managing director and operations general manager and continue to be the manager of the Robe River joint venture; and

•	Robe River Limited will continue to be responsible for the management and marketing of Robe’s iron ore sales.

In addition to preserving the important structural elements above, the agreement allows for:

•	continued cooperation and common usage of rail infrastructure;

•	closer cooperation and common usage of infrastructure areas such as port and power; and

•	closer cooperation in relation to the management of non infrastructure assets (including mobile and other mining equipment) and site and corporate services.

New entities will be formed to facilitate the implementation of the agreement. The entities will collectively be referred to as Pilbara Iron. Pilbara Iron will be responsible for operating and maintaining all of Hamersley’s and Robe’s rail, port, power and non-infrastructure assets as well as providing corporate and site services.

Rio Tinto and the Robe River Joint Venture participants are working towards final documentation of the agreement. Implementation will be subject to obtaining any necessary Government approvals.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
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For further information, please contact:

LONDON	AUSTRALIA

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Peter Cunningham	Dave Skinner
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Richard Brimelow	Daphne Morros
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